February 23, 2022

Valerie Lithotomos

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prospectuses and Statements of Additional Information (“SAI”) contained in Post-Effective Amendment No. 259 to the Registration Statement of Russell Investment Company (filed on December 8, 2021)

Dear Ms. Lithotomos:

This letter responds to comments you provided to Mary Beth Albaneze, Andrea Hood and me in a telephonic discussion on January 5, 2022 regarding Post-Effective Amendment No. 259 to the Russell Investment Company (“RIC” or the “Registrant”) Registration Statement (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on December 8, 2021. Summaries of the comments, and Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Prospectuses and SAI unless otherwise indicated.

1.	Comment:	Consider adding a cybersecurity risk as a risk factor.

	Response:	The Registrant notes that it has included cybersecurity risk disclosure in the “Operational Risk” section of the Prospectus. Registrant believes cybersecurity risk is a subset of operational risk and that describing cybersecurity risk within this section is appropriate and informative for shareholders.

2.	Comment:	Please provide the completed fee and expense tables and expense examples for each Fund prior to filing the effective registration statement.

	Response:	Registrant confirms that it will email a portable document format (PDF) copy of the print-ready prospectus for each Fund referenced in the 485(a) filing to the Staff prior to the date of the 485(b) filing.

3.	Comment:	Please include an 80% policy to invest in ESG-related investments in accordance with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). Please also disclose the criteria used to meet such 80% policy, including additional specificity with respect to ESG factors. Please disclose, where appropriate, how the Fund will approach relevant ESG proxy issues for portfolio companies held by the Fund or explain supplementally why the Registrant believes that such disclosure is not required.

Response:

The Registrant pursues a sustainable investment strategy, rather than considering sustainable to be a type of investment, and therefore respectfully declines to add an 80% policy related to sustainable investments. The Registrant notes that Rule 35d-1 requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. However, the SEC Staff stated in the releases proposing and adopting Rule 35d-1 that the rule does not apply to a fund name that connotes a type of investment strategy. The Registrant notes that the term “sustainable” in the Fund’s name refers to the Fund’s sustainable investment strategy, pursuant to which it takes into account environmental, social and governance considerations and, in particular, seeks to tilt the portfolio toward companies that are expected to contribute to, and benefit from, a transition to a low carbon emission producing economy and away from companies with the greatest exposure to potential negative impacts of such a transition. Because the Registrant pursues a sustainable investment strategy, the Registrant does not believe that the Fund’s name is misleading. Further, the Registrant notes that the Staff recently published a request for comments on Rule 35d-1, in which the Staff sought comments as to whether “the Names Rule [should] apply to terms such as ‘ESG’ or ‘sustainable’ that reflect certain qualitative characteristics of an investment.” If the SEC amends Rule 35d-1 to specifically include “sustainable” as a term subject to the Names Rule, the Registrant will respond accordingly.

With respect to proxy voting, the Registrant votes proxies consistent with the proxy voting policies and procedures of the Registrant’s investment adviser, Russell Investment Management, LLC, subject to the oversight of the Registrant’s board of trustees. These proxy voting policies and procedures are outlined in the Fund’s Statement of Additional Information.

4.	Comment:	Please confirm that the fund expenses associated with short sales are reflected in the Annual Fund Operating Expense tables, as applicable, in accordance with the requirements of Form N-1A.

	Response:	The Registrant confirms that it has included fund expenses of short sales as a parenthetical to the “Other Expenses” caption where appropriate, in accordance with Instruction 3(c)(iii) to Item 3 of Form N-1A.

5.	Comment:	Please confirm that any missing or incomplete information will be included in the Registration Statement on or before the effective date.

	Response:	Registrant so confirms.

6.	Comment:	It is the Staff’s position that any Fund that has “International” or “Global” in its name, must invest at least 40%, but no less than 30%, of its assets in the securities of non-U.S. issuers. Please modify the disclosure in the Prospectus to reflect this Staff position with respect to each Fund.

Response:

The Registrant believes that the disclosure concerning the intention of each Fund to invest outside the United States is consistent with Commission and staff guidance concerning the use of the term “global” in fund names. Footnote 42 to the adopting release cited in this comment clarifies that the appearance of the terms “international” or “global” in a fund’s name do not trigger the 80% test of Rule 35d-1. The release notes that “[the Commission] would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.”

The Registrant believes that each Fund’s investment strategy conforms to the guidance found in the above footnote. For all Funds with “International” or “Global” in their names, Registrant has included the minimum percentage of each Fund’s assets that will be invested in securities of non-U.S. issuers. Registrant believes this disclosure sufficiently satisfies the requirements of Rule 35d-1 and, accordingly, no changes have been made in response to this comment.

7.	Comment:	Please supplementally describe what Yankee bonds and Yankee CDs are.

Response:

A Yankee bond is a debt obligation issued by a foreign entity, such as a government or company, which is traded in the United States and denominated in U.S. dollars.

A Yankee certificate of deposit (CD) is a type of CD that is issued in the United States by a branch of a foreign bank. Yankee CDs are denominated in U.S. dollars and are used by foreign banks to raise capital from U.S. investors.

8.	Comment:	Please consider removing the second sentence of the investment objective of the Tax-Exempt Bond Fund as it is not necessary.

	Response:	Registrant respectfully declines to make the proposed change.

Sincerely,

/s/ Jennifer O’Brien

cc:	John V. O’Hanlon

Mary Beth Rhoden Albaneze